                                                      Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                               Subject Company:  Mission Critical Software, Inc.
                                                   Commission File No. 000-26205

     Slide Presentation Concerning Merger of Mission Critical Software and NetIQ Corporation
     February 28, 2000

     Slide 1:
     [Logos of Mission Critical Software and NetIQ Corporation]

     Slide 2:
     The Merger of the The Two Leaders in Windows NT/2000 Management [Mission Critical Software logo]
     The Leader in Directory Management and Administration
     [logo of NetIQ Corporation]
     The Leader in Performance and Availability Management

     Slide 3:
     The Merger of The Two Leaders in Windows NT/2000 Management [logos of Mission Critical Software and NetIQ Corporation] The Combined Position
     The Leading Provider of Windows NT/2000 Systems Management
     The Objective
     The Leading eBusiness Infrastructure Management Company

     Slide 4:
     The Strategic Rationale
     .    Each company a market leader
     .    -  Mission Critical, directory management and administration
          -  NetIQ--performance & availability management
     .    Highly complementary product offerings
     .    Planning to enter each other's space
     .    Customer and market demand for combined solution
     .    Cross sell opportunities
     . Leverage Windows NT/2000 strength to capture eBusiness infrastructure management market

     Slide 5:

     The Strengths of the New Company
     .    Clear market leadership
          -  Windows NT/2000 systems management
          -  Positioned for eBusiness infrastructure management
     .    Most comprehensive product breadth
     .    Large `Blue Chip' customer base
     .    Expanded distribution channel both direct and indirect
     .    Increased resources for marketing and product development

     Slide 6:
     Transaction Highlights
     .    Stock for stock merger of equals
     .    Expected to close June 2000 quarter
     .    Purchase accounting
     .    New name to be developed for the combined entity
     .    Headquartered in Santa Clara, CA

     Slide 7:
     The Team
     Management
     Mike Bennett    Executive Chairman
          MCS Chairman & CEO
     Ching-Fa Hwang  CEO
          NetIQ President & CEO
     Jim Barth    CFO
          NetIQ CFO
     Tom Bernhardt  CTO
          MCS CTO
     Steve Odom  COO
          MCS CFO & COO

     Board of Directors
     4 MCS Members
     4 NetIQ Members
     1 jointly appointed

     Slide 8:
     The Market Opportunity and Solution

     Slide 9:
     Explosive Windows NT/2000 Growth

     [Graph showing Millions of Windows NT/2000 Servers Shipped in 1998 through 2002 (projected for 2000 - 2002,) with overlay showing that in 1998, Windows NT Servers constituted 51% of all servers shipped]
     [Graph showing dollar value of Windows NT/2000 Management Software shipped in 1998 ($1.8B) and projected dollar value of Windows NT/2000 Management Software to be shipped in 2003 ($8.1B)]

     Source: Gartner Group

     Slide 10:
     Large, Fast-Growing eBusiness Market Opportunity
     [Graph showing US Corporate Internet and Intranet Spending in 1999 ($85B) and projected spending for 2002 ($203B)]
     [Graph showing dollars spent on eBusiness Infrastructure Management Software in 1998 ($4.1B) and projected spending for 2003 ($12.6B)]
     Source: IDC

     Slide 11:
     EBusiness Infrastructure Management
     [Graphic depicting relationships among customers, Mission Critical Software/ NetIQ combined entity, applications, directory, servers, and networks]

     Slide 12:
     Applications
     [AppManager logo]
     AppManager Modules for:
     .    Exchange
     .    SQL Server
     .    Lotus Notes
     .    Oracle
     .    SAP r/3
     .    Internet Information Server
     .    Legato
     .    Veritas
     .    Etc.

     Directory
     [OnePoint logo]
     OnePoint modules for:
     .    Directory Administration
     .    Domain Migration
     .    File Administration
     .    Exchange Administration

     .    Etc.

     Servers
     [AppManager and OnePoint logos]
     AppManager and OnePoint modules for:
     .    Windows NT
     .    Windows 2000
     .    Citrix WinFrame/MetaFrame
     .    Terminal Server
     .    Cluster Server
     .    Windows Load Balancing
     .    Etc.

     Slide 13:
     The Ganymede Acquisition
     [Ganymede The Measure logo]
     .    Leader in `end-to-end' network performance management
     .    Monitor QoS/Service Levels from the end-user point of view
     .    Correlates network, application and infrastructure performance
     .    Over 1000 customers
     .    CY 1999 revenues $10 million

     Slide 14:
     End-to-End Management

     [graphic depicting relationships among customers, Mission Critical Software/NetIQ combined entity, applications, directory, servers and end-to-end network view (Ganymede)]

     Comprehensive eBusiness Infrastructure Management

     Slide 15:
     The New Business

     Slide 16:
     The Benefits for Customers
     .    Greater product portfolio from a single vendor
     .    Greater resources and support
     . Increased synergy from the R&D labs resulting in greater product pipeline

     Slide 17:
     1000+ Customers

     [Logos of NetIQ Corporation, Mission Critical Software and various customers including Microsoft, Amgen, Alcoa, Comcast, MCI, Countrywide, Intel, Boeing, Nasdaq, GlaxoWellcome, PG&E, General Electric, Wells Fargo, AT&T, Pfizer, EDS, Data Return, Nordstrom, MicroStrategy,

Shell Oil, NCR, Unisys, Marriott, Nabisco, Charles Schwab, The Southern Company and Dell.com Home.]

     Slide 18:
     Integration Plan
     .    Mike Bennett will oversee sales/marketing integration
     .    Ching-Fa Hwang will oversee product/operations integration
     . Each functional area will be led by a key executive responsible for integration

     Slide 19:
     Distribution and Sales
     .    Glenn Winokur, VP worldwide sales
     .    Synergistic sales processes
          .   Point of pain marketing to practitioners
          .   Centralized inside/tele-sales
          .   Account execs
     .    125+ channel & OEM partners
     .    Global coverage
     [graphic depicting one person pulling another person up a graph moving up and to the right]

     Slide 20:
     Research & Development
     .    Tom Bernhardt, CTO
     .    Her-Daw Che, VP of engineering
     .    3 development labs
          -   Applications/server management
          -   Directory management
          -   Network performance management
          Customer/market driven product integration

     Slide 21:
     Operations and Marketing
     .    Steve Odom, COO
     .    Operations, M&A
     .    Jim Barth, CFO
     .    Rick Pleczko, VP Marketing
     .    Tom Kemp, VP Products

     Slide 22:
     Financial Overview

     Slide 23:
     Deal Summary
     .    Approximately 50/50 ownership
     .    MCSW will issue 2.75 million shares for Ganymede
     .    NTIQ will issue 0.9413 shares for each share of MCSW, including shares issued by MCSW for Ganymede
     .    Tax free reorganization
     .    Shares outstanding after closing
          -   Primary  36.3 million
          -   Diluted  41.7 million
     .    Combination results in significant goodwill

     Slide 24:
     The Combined Organization
     .    Significant operations in Santa Clara, Houston and Raleigh
     .    Number of Employees (12/31/99) -- 460
          -   Sales and Marketing                260
          -   Research and Development           150
          -   Finance and Admin                   50
     .    Cash balances over $300 million

     Slide 25:
     Quarterly Revenue Growth
     [Graphic depicting growth in combined quarterly revenues of Ganymede, Mission Critical and NetIQ for Q1 - Q4 1999, Q1 and Q2 2000 (projected)]

Slide 26:
     Proforma Financials
     Quarter Ended December 1999
     ($Millions)                    NetIQ  Mission Critical  Ganymede   Combined
     Revenue                         $9.1             $10.5     $ 2.8      $22.4
     Gross Profit                     8.6              10.0       2.6       21.2
     Operating Income*                1.1               1.0      (0.3)       1.8

     *Excluding Stock-Based Compensation and One-Time Charges

     Slide 27:
     The Strengths of the New Company
     .    Clear market leadership
          -  Windows NT/2000 systems management
          -  Positioned for eBusiness infrastructure management
     .    Most comprehensive product breadth

     .    Large `Blue Chip' customer base
     .    Expanded distribution channel both direct and indirect
     .    Increased resources for marketing and product development

     Slide 28:
     The Merger of the Two Leaders in Windows NT/2000 Management [logos of Mission Critical Software and NetIQ Corporation] The Combined Position
     The Leading Provider of Windows NT/2000 Systems Management
     The Objective
     The Leading eBusiness Infrastructure Management Company

     With the exception of the historical data contained herein, this slide presentation contains statements relating to future results of the companies that are ``forward looking statements'' as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled ``Risk Factors'' in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For Mission Critical Software:

Susan Torrey, Press & Investor Relations, 713.548.1863,
mailto:susan.torrey@missioncritical.com
---------------------------------------
Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
------ ------------------------------

For NetIQ:

Debra Randall, Investor Relations, 408-330-7116, mailto:debra.randall@netiq.com
                                                 ------------------------------
Laurie Chun, Public Relations, 408-330-7113, mailto:Laurie.chun@netiq.com
                                             ----------------------------
Jim Barth, Chief Financial Officer, 408-354-3956, mailto:Jim.barth@netiq.com
                                                  --------------------------

For Ganymede:
     Katherine Demacopoulos, Public Relations, 919-469-0997 x325,
mailto:katherined@ganymede.com
------------------------------